VIA EDGAR

December 16, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance

RE:	Horizon Pharma plc
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 7, 2016
File No. 001-35238

Dear Mr. Rosenberg,

Horizon Pharma Public Limited Company (the “Company”, “we”, “our”) sets forth below its responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) as sent by you on November 22, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”), as filed on February 29, 2016, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed on November 7, 2016. To facilitate your review, we have included in bold italics below the Staff’s comments as sent by you on November 22, 2016.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Note 2: Summary of Significant Accounting Policies

Concentration of Credit Risk and Other Risks and Uncertainties, page F-14

1.	Please tell us the revenue for each of your top five customers and each other customer with revenues of 10% or more of your total revenue for 2014 and 2015. Tell us your consideration as to disclosing this information pursuant to ASC 280-10-50-42.

Response

We acknowledge the Staff’s comment regarding the disclosures required by ASC 280-10-50-42. While we have historically disclosed the names of our five largest customers and the percentage of gross sales associated with those customers in the aggregate, we will expand our disclosure by including the disclosure below in the “segment and other information” footnote in future periodic reports. We have chosen not to disclose the names of these customers, as permitted under ASC 280-10-50-42.

The following table presents the amount and percentage of gross sales from customers that represented more than 10% of our gross sales included in our single operating segment (in thousands):

	Year Ended December 31, 2016				Year Ended December 31, 2015		Year Ended December 31, 2014
	Amount		% of Gross Sales		Amount	% of Gross Sales	Amount	% of Gross Sales
Customer A	$	x	x	%	$607,771	30%	$256,237	43%
Customer B		x	x	%	358,869	17%	21,984	3%
Customer C		x	x	%	347,438	17%	22,154	4%
Customer D		x	x	%	288,487	14%	105,487	17%
Customer E		x	x	%	207,009	10%	113,751	19%
Other Customers		x	x	%	247,720	12%	81,218	14%

Gross sales	$	x	100%		$2,057,294	100%	$600,831	100%

Note 14: Segment Reporting and Other Information, page F-28

2.	Please explain to us your statement that you operate in one business segment. Reconcile your term business segment to operating segment and reportable segment as used in ASC 280-10. Clarify for us that the Company’s business segment is its only operating segment. If not, please explain. Further, your business section and website discuss three business units (i.e., orphan, primary care and rheumatology) through which you market nine medicines. Please provide us with the following information as it relates to the Company’s operating segments, the CODM, and the three business units:

•	The title and roles of the Chief Operating Decision Maker (CODM) and each individual who reports to the CODM.

•	How often the CODM meets with direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

•	Describe the information regularly provided to the CODM including whether and, if so, to what extent the information includes budgets and discrete information for the business units.

•	If budgets are prepared for the business units, explain who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

•	For the business units, describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

•	Describe the basis for determining the compensation for each of the individuals that report to the CODM and, for the heads of the business units, the extent to which the determination relates to their respective business unit.

Response

In its 2015 Form 10-K, the Company disclosed that it operates in one business segment, which was the identification, development, acquisition and commercialization of differentiated and accessible medicines that address unmet medical needs. “Business segment” in the previous sentence refers to “operating segment” in accordance with ASC 280-10-50-1. In future filings, the Company will refer to “operating segment” rather than “business segment”.

As of December 31, 2015, the Company had a single operating segment that consisted of three components (each component referred to as a business unit in the Company’s website and in the business section of the Company’s 2015 Form 10-K) with a total of seven medicines, as follows:

Orphan Business Unit medicines:
ACTIMMUNE	BUPHENYL	RAVICTI

Primary Care Business Unit medicines: (1)
DUEXIS	VIMOVO	PENNSAID 2%

Rheumatology Business Unit medicine: (1)
RAYOS/LODOTRA

(1)	In addition to marketing the seven medicines above as of December 31, 2015, the Company acquired Crealta Holdings LLC (“Crealta”) in January 2016, which added two medicines to the Company’s portfolio. As a result, the Company marketed a total of nine medicines as of the filing date of the 2015 Form 10-K. The two additional medicines acquired were KRYSTEXXA, which was included in the Rheumatology business unit, and MIGERGOT, which was included in the Primary Care business unit.

The Company determined that, as of December 31, 2015, each business unit described above met the definition of a component because each had operations and generated cash flows (for example, net sales) that were clearly distinguishable from each other. Each business unit was led by a manager who reported directly to the Company’s chief operating decision maker (“CODM”). As described further below, the Company identified Timothy P. Walbert, Chairman, President and Chief Executive Officer (“CEO”) as its CODM. The following are the business unit managers who reported to Mr. Walbert as of December 31, 2015:

1)	Orphan business unit - George Hampton, Executive Vice President, Global Orphan Business Unit and International Commercial Operations

2)	Primary Care business unit - John Kody, Executive Vice President, Chief Commercial Officer

3)	Rheumatology business unit - Vikram Karnani, Group Vice President, General Manager, Rheumatology Business Unit

We determined that each of the Company’s components (or business units) did not meet the criteria to constitute an operating segment. This is because, while each business unit engaged in business activities, the Company’s CODM did not receive discrete financial information for each business unit or for the individual medicines within a business unit and the CODM did not make resource allocation decisions at the business unit level. While the CODM and business managers did receive gross and net sales information by medicine, we determined that this information did not meet the definition of “discrete financial information” because it did not include a measure of profit or loss that the CODM could use to effectively assess performance and allocate resources at the business unit or medicine level.

While each of the components (or business units) did not constitute a separate operating segment because they did not have discrete financial information that was reviewed by the CODM, we determined that the components, on a combined basis, met the criteria under ASC paragraph 280-10-50-1 to be a single operating segment and represented the Company’s only reportable segment for the following reasons:

a)	It engaged in business activities from which it could earn revenues and incur expenses. Each of the components generated revenues and incurred expenses from developing or acquiring and selling its medicines to wholesalers as a result of communications with physicians.

b)	Its operating results were regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance. The Company’s CODM received a monthly information package that included certain internal reporting schedules by business unit. However, as described below, this information did not constitute discrete financial information at the business unit or medicine level. The CODM received monthly aggregated operating results and profit measurement information that included all medicines on a combined basis, and he used this information to make resource allocation decisions for the Company overall.

c)	Discrete financial information was available. As described below, the CODM received monthly discrete financial information that included all components on a combined basis.

The title and roles of the Chief Operating Decision Maker (CODM) and each individual who reports to the CODM.

The Company identified Timothy P. Walbert, Chairman, President and CEO as its CODM. As CODM, Mr. Walbert was the highest level of management to evaluate the results of the Company’s operations and to make decisions concerning the allocation of resources of the Company. As of December 31, 2015, the CODM’s direct reports were:

Name:	Title:	Role:
Brian K. Beeler	Executive Vice President, General Counsel	Responsible for legal and compliance

Robert F. Carey	Executive Vice President, Chief Business Officer	Responsible for business development, mergers and acquisitions and other business alliances

Paul W. Hoelscher	Executive Vice President, Chief Financial Officer	Responsible for our finance organization

David G. Kelly	Executive Vice President, Corporate Secretary and Managing Director, Ireland	Responsible for Company secretarial duties and management of the Company’s Irish operations

Barry J. Moze	Executive Vice President, Chief Operating Officer (1)	Responsible for certain operational functions including manufacturing and supply chain, research and development, quality assurance, human resources, information technology and corporate development (no responsibility over the commercial operations of the business units)

Jeffrey W. Sherman, M.D., FACP	Executive Vice President, Research & Development and Chief Medical Officer	Responsible for the research and development organization (reports jointly to both the CEO and COO)

John J. Kody	Executive Vice President, Chief Commercial Officer	Responsible for the primary care business unit

George Hampton	Executive Vice President, Global Orphan Business Unit and International Commercial Operations	Responsible for the orphan business unit and our international commercial operations

Vikram Karnani	Group Vice President, General Manager, Rheumatology Business Unit	Responsible for the rheumatology business unit

John B. Thomas	Executive Vice President, Corporate Strategy and Investor Relations	Responsible for investor relations

Geoffrey M. Curtis	Senior Vice President, Corporate Communications	Responsible for corporate communications and public relations

Timothy J. Ackerman	Senior Vice President, Commercial Operations	Responsible for commercial shared services, including sales operations, corporate analytics and market access

Marilyn Vetter	Vice President, Government and Public Affairs	Responsible for government and public affairs

(1)	Mr. Moze assumed the newly created role of Chief Operating Officer on December 17, 2015. Previously, Mr. Moze was Executive Vice President, Corporate Development.

Describe the information regularly provided to the CODM including whether and, if so, to what extent the information includes budgets and discrete information for the business units.

How often the CODM meets with direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

The CODM held a monthly executive committee meeting during which he and his direct reports reviewed the results of the Company’s operations. Consistent with the Company’s operational structure, the CODM managed and allocated resources at the global corporate level. This enabled the Company’s CODM to assess the overall level of resources available and the best deployment of those resources. The Company’s organizational structure and internal reporting lines supported the importance of the CODM as the individual who made resource allocation decisions and assessed the operating performance of the Company overall.

The information package provided and reviewed monthly by the CODM with his direct reports included:

•	Gross to net sales by medicine compared to the annual budget or most recent forecast

•	Consolidated GAAP profit and loss statement compared to the annual budget or most recent forecast

•	Consolidated non-GAAP profit and loss statement compared to the annual budget or most recent forecast

•	Reconciliation of GAAP net income to non-GAAP net income and non-GAAP adjusted EBITDA

•	Consolidated balance sheet

•	Consolidated statement of cash flows compared to the annual budget or most recent forecast

•	Global headcount summary by direct report to the CODM

•	Research and development costs, sales and marketing costs and G&A costs by functional area

On a quarterly basis, in addition to the consolidated financial statements, footnotes and management’s discussion and analysis in the Company’s quarterly reports on Form 10-Q and 2015 Form 10-K, the Company’s CODM reviewed a quarterly reporting package that included consolidated GAAP and non-GAAP income statements, net sales by medicine, inventory on hand in the distribution channel by medicine, cash on hand by geographic location, cash on hand by financial institution and a summary of key items in the quarter.

Except as noted above with respect to net sales by medicine and inventory by medicine, the information set forth above was not generated on a medicine-by-medicine or business unit-by-business unit basis.

If budgets are prepared for the business units, explain who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

Budgets were not prepared for individual business units. A consolidated budgeted profit and loss statement was prepared and was used to monitor the performance of the Company. The overall process was driven by the CODM, who established revenue and profitability targets. The consolidated budgeted profit and loss statement included budgeted gross and net sales by medicine, which was developed by each of the business units with significant support from the Company’s corporate analytics group. Direct cost of sales was budgeted by medicine. Other cost of sales and operating expenses were budgeted by department. Once complete, the Executive Vice President, Chief Financial Officer presented the consolidated budgeted profit and loss statement to the CODM for review and approval. The Board of Directors also approved the annual budget.

For the business units, describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

During the year ended December 31, 2015, the only financial information by business unit provided to the CODM was actual net sales by medicine compared to budgeted net sales by medicine. Net sales actual-to-budget variances by medicine were discussed during the monthly meeting between the CODM and his direct reports.

All other financial information provided to the CODM, including a consolidated GAAP and non-GAAP income statement compared to budget or most recent forecast, a consolidated balance sheet and a consolidated cash flow statement, was provided on a consolidated basis only and was not prepared on a medicine-by-medicine or business unit-by-business unit basis.

Describe the basis for determining the compensation for each of the individuals that report to the CODM and, for the heads of the business units, the extent to which the determination relates to their respective business unit.

The determination of the compensation of all of the CODM’s direct reports, including the heads of each of the three business units, was determined based on the Company’s consolidated results. As described in the Company’s 2015 Definitive Proxy Statement filed on April 7, 2016 (the “Proxy”), the compensation program for the Company’s executive officers consisted principally of a base salary, annual cash incentive compensation and long-term incentive compensation in the form of a cash long-term incentive plan and equity awards, as well as severance protection for certain of our executive officers as detailed in their individual employment agreements. Base salaries for the Company’s executives were established based on the scope of their responsibilities, individual experience and market factors.

As further detailed in the Proxy, payouts under all of the Company’s incentive plans (annual cash incentive programs and long-term cash and equity awards) were linked to overall total Company performance and not to the performance of individual business units. For example, the Proxy disclosed in the Compensation Discussion & Analysis section that the performance objectives for the annual cash incentive plan for 2015 were as follows:

The 2015 quantitative and qualitative corporate objectives established as guidelines at the end of 2014 by the Compensation Committee and their relative weightings were:

Quantitative Objectives (80%)

•	Achieve total net sales of $512 million (27.5%)

•	Achieve Adjusted EBITDA (non-GAAP) of $216 million (27.5%)

•	Acquire new product(s) with expected annual net revenues of $150 million (25%)

Qualitative Objectives (20%)

•	Ensure corporate culture of compliance by achieving our corporate objectives while operating in a fully compliant manner (10%)

•	Continue to build organization through recruitment and retention of key talent and providing opportunities for development and advancement of organization (5%)

•	Ensure any product and/or Company acquisitions are integrated seamless to achieve board-approved deal financial models (5%)

As such, the financial performance objectives for the annual cash incentive plan for 2015 for all employees were based on overall total Company performance. As a result, each of the Company’s named executive officers, including the CODM and each of the business unit heads that were named executive officers, had the same percentage achievement of 2015 goals with respect to determining annual cash bonus payments.

Furthermore, as discussed in the Proxy, in March 2015, the Company implemented a long-term incentive plan, which included performance-based restricted stock units (“PSUs”). The performance measures of the PSUs for all participants, including the CODM and each business unit head, are based exclusively on the Company’s total shareholder return, and not on the performance of any business unit or other specific functional area within the Company.

Note 18: Debt Agreement

Convertible Senior Notes, page F-44

3.	Please provide us a complete analysis with reference to authoritative literature supporting your accounting for the conversions that occurred in the fourth quarter of 2014 and the first and second quarter of 2015.

Response

On November 22, 2013, the Company issued $150.0 million aggregate principal amount of Convertible Senior Notes.

Pursuant to a number of factors outlined in ASC Topic 815, Derivatives and Hedging, the conversion option in the Convertible Senior Notes was deemed to include an embedded derivative that required bifurcation and separate accounting. As such, the Company ascertained the value of the conversion option as if separate from the convertible issuance and appropriately recorded that value as a derivative liability. On November 22, 2013, a derivative liability and a corresponding debt discount in the amount of $40.1 million were recorded, and the debt discount was to be charged to interest expense ratably over the life of the convertible debt. The effective interest rate computed on the Convertible Senior Notes was 11.22%.

The derivative liability was subject to revaluation on a quarterly basis to reflect the change in the market value of the embedded conversion option. On June 27, 2014, Horizon Pharma, Inc.’s (“HPI”) stockholders approved the issuance of shares of HPI’s common stock in excess of 13,164,951 shares upon conversion of the Convertible Senior Notes. As such, on the date of approval, the derivative liability was re-measured to a final fair value and the entire fair value of the derivative liability of $324.4 million was reclassified to additional paid-in capital.

During the fourth quarter of 2014, the Company entered into separate, privately negotiated induced conversion agreements with certain holders of the Convertible Senior Notes (“2014 Conversions”). Under the 2014 Conversions, the holders agreed to convert an aggregate principal amount of $89.0 million of Convertible Senior Notes held by them and the Company agreed to settle such conversions by issuing 16,594,793 ordinary shares (equal to the number of shares based on the underlying conversion option). In addition, pursuant to the conversion agreements, the Company made an aggregate cash payment of $16.7 million to the holders as additional exchange consideration, paid an aggregate of $1.7 million of accrued and unpaid interest and recognized a non-cash charge of $11.7 million related to the extinguishment of debt as a result of the 2014 Conversions.

During the first and second quarters of 2015, the Company entered into additional separate, privately negotiated induced conversion agreements with certain holders of the Convertible Senior Notes (“2015 Conversions”), which were on substantially the same terms as the 2014 Conversions. Under the 2015 Conversions, the applicable holders agreed to convert an aggregate principal amount of $61.0 million of Convertible Senior Notes held by them and the Company agreed to settle such conversions by issuing an aggregate of 11,368,921 ordinary shares (equal to the number of shares based on the underlying conversion option). In addition, pursuant to such conversion agreements, the Company made an aggregate cash payment of $10.0 million to the applicable holders as additional exchange consideration, paid an aggregate of $0.9 million for accrued and unpaid interest and recognized a non-cash charge of $10.1 million related to the extinguishment of debt as a result of the 2015 Conversions. Following the 2015 Conversions, there were no Convertible Senior Notes remaining outstanding.

The initial accounting for Convertible Senior Notes and the subsequent accounting for the 2014 Conversions and 2015 Conversions are discussed in detail below.

At the time of issuance, the Company determined that the Convertible Senior Notes represented “debt with a cash conversion feature” under the requirements of ASC 470-20 because the Company had the option to settle in cash or a combination of shares and equity. A convertible debt instrument with a cash conversion feature allows, or requires, the reporting entity to settle its obligation upon conversion, in whole or in part, in a combination of cash or stock at the investor or issuers’ option or mandatorily. ASC 470-20 provides specific accounting guidance for convertible debt instruments with a cash conversion feature.

ASC 470-20-40-26 provides induced conversion guidance for convertible debt with a cash conversion feature that differs from the induced conversion guidance for other convertible instruments. ASC 470-20-40-26 indicates that:

“An entity may amend the terms of an instrument within the scope of the Cash Conversion Subsections to induce early conversion, for example, by offering a more favorable conversion ratio or paying other additional consideration in the event of conversion before a specified date. In those circumstances, the entity shall recognize a loss equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of consideration issuable in accordance with the original conversion terms. The settlement accounting (derecognition) treatment described in paragraph 470-20-40-20 is then applied using the fair value of the consideration that was issuable in accordance with the original conversion terms. The guidance in this paragraph does not apply to derecognition transactions in which the holder does not exercise the embedded conversion option.”

The requirement for an investor to exercise its conversion option for a transaction to be an induced conversion conflicts with the induced conversion guidance otherwise applicable to all convertible instruments in ASC 470-20-40-14, which does not require the conversion option to be exercised.

ASC 470-20-40-14 indicates that:

“A conversion includes an exchange of a convertible debt instrument for equity securities or a combination of equity securities and other consideration, whether or not the exchange involves legal exercise of the contractual conversion privileges included in terms of the debt. The preceding paragraph also includes conversions pursuant to amended or altered conversion privileges on such instruments, even though they are literally provided in the terms of the debt at issuance.”

The Company considered its specific facts and circumstances to determine whether the substance of its derecognition transaction involving convertible debt with a cash conversion feature was an induced conversion or an extinguishment. The Company determined that the 2014 Conversions and the 2015 Conversions represented induced conversions because (1) it offered additional cash consideration (sweeteners) to investors to incentivize them to convert their convertible instruments and (2) the number of shares delivered to the investors was equal to the notional number of shares underlying the conversion option (i.e., bond principal divided by the conversion price) (ASC 470-20-40-13 through 40-15).

As discussed in ASC 470-20-40-26, when an entity induces conversion of convertible debt with a cash conversion feature, it should:

•	Recognize an inducement charge equal to the difference between (1) the fair value of the consideration delivered to the investor and (2) the fair value of the consideration issuable under the original conversion terms.

•	Allocate the fair value of the consideration issuable under the original conversion terms to the debt and equity components.

ASC 470-20-40-20 indicates that regardless of the form of consideration transferred at settlement, which may include cash (or other assets), equity shares, or any combination thereof, that allocation shall be performed as follows:

a.	Measure the fair value of the consideration transferred to the holder. If the transaction is a modification or exchange that results in derecognition of the original instrument, measure the new instrument at fair value (including both the liability and equity components if the new instrument is also within the scope of the Cash Conversion Subsections).

b.	Allocate the fair value of the consideration transferred to the holder between the liability and equity components of the original instrument as follows:

1.	Allocate a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of that component immediately before extinguishment.

2.	Recognize in the statement of financial performance as a gain or loss on debt extinguishment any difference between (i) and (ii):

i.	The consideration attributed to the liability component.

ii.	The sum of both of the following:

•	The net carrying amount of the liability component

•	Any unamortized debt issuance costs.

3.	Allocate the remaining settlement consideration to the reacquisition of the equity component and recognize that amount as a reduction of stockholders’ equity.

Following is a summary of the conversions (in thousands, except share amounts):

	Face Value	Number of shares issued	Value of shares issued	Cash payment to induce conversion	Fair value of total consideration	Payment to cover accrued and unpaid interest	Net carrying value of the notes prior to conversion	Fair value of the notes prior to conversion	Difference between the fair value of the notes prior to conversion and the net carrying value	Unamortized debt issuance costs	Loss on debt extinguishment	Transaction costs	Total charged to the income statement
			(A)	(B)	(A) + (B) = (C)		(D)	(E)	(E) - (D) = (F)	(G)	(F) + (G) = (H)	(I)	(B) + (H) + (I) = (J)

2014 Conversions	$89,015	16,594,793	$208,211	$16,690	$224,901	$1,665	$69,839	$78,435	$8,596	$3,062	$11,658	$1,042	$29,390

Q1 2015 conversions	32,546	6,067,471	135,724	5,370	141,094	561	26,200	30,006	3,806	1,016	4,822	352	10,544

Q2 2015 conversions	28,439	5,301,450	165,106	4,635	169,741	380	23,123	27,554	4,431	851	5,282	285	10,202

2015 Conversions	60,985	11,368,921	300,830	10,005	310,835	941	49,323	57,560	8,237	1,867	10,104	637	20,746

Total 2014 and 2015	$150,000	27,963,714	$509,041	$26,695	$535,736	$2,606	$119,162	$135,995	$16,833	$4,929	$21,762	$1,679	$50,136

In connection with the 2014 Conversions, the Company issued total settlement consideration of $224.9 million, composed of the issuance of 16,594,793 shares (based on the original terms of the Convertible Senior Notes) equal to a value of $208.2 million and a cash payment of $16.7 million to induce conversion. The Company also made a $1.7 million payment to cover accrued and unpaid interest through the conversion date. Under the inducement guidance discussed in ASC 470-20-40-26, the Company accounted for the conversions as follows:

1.	Recognized in the statement of comprehensive income an inducement charge of $16.7 million equal to the difference between (1) the fair value of the consideration delivered to the investors of $224.9 million (shares and the inducement cash) and (2) the fair value of the consideration issuable under the original conversion terms of $208.2 million (the value of the shares issued).

2.	Allocated $78.4 million of the settlement consideration to the extinguishment of the liability component, which was equal to the fair value of that component immediately before extinguishment. The Company determined the fair value of the Convertible Senior Notes immediately before extinguishment by using a third-party valuation report and other considerations.

3.	Recognized in the statement of comprehensive income a loss on debt extinguishment of $11.7 million calculated as the sum of (1) the difference of $8.6 million between the fair value of the Convertible Senior Notes prior to conversion (discussed above) and the net carrying amount of the liability component and (2) the unamortized debt issuance costs of $3.1 million.

4.	Allocated the remaining settlement consideration to the reacquisition of the equity component and recorded and recognized that amount as a reduction of shareholders’ equity.

5.	Expensed $1.0 million of transaction costs incurred with third parties other than the investors that directly related to the settlement of the Convertible Senior Notes.

In connection with the conversions during the first quarter of 2015, the Company issued total settlement consideration of $141.1 million, composed of the issuance of 6,067,471 shares (based on the original terms of the Convertible Senior Notes) equal to a value of $135.7 million and a cash payment of $5.4 million to induce conversion. The Company also made a $0.6 million payment to cover accrued unpaid interest through the conversion date. Under the inducement guidance discussed in ASC 470-20-40-26, the Company has accounted for the conversions as follows:

1.	Recognized in the statement of comprehensive income an inducement charge of $5.4 million equal to the difference between (1) the fair value of the consideration delivered to the investors of $141.1 million (shares and the inducement cash) and (2) the fair value of the consideration issuable under the original conversion terms of $135.7 million (the value of the shares issued).

2.	Allocated $30.0 million of the settlement consideration to the extinguishment of the liability component, which was equal to the fair value of that component immediately before extinguishment. The Company determined the fair value of the Convertible Senior Notes immediately before extinguishment by using a third-party valuation report and other considerations.

3.	Recognized in the statement of comprehensive income a loss on debt extinguishment of $4.8 million calculated as the sum of (1) the difference of $3.8 million between the fair value of the Convertible Senior Notes prior to conversion (discussed above) and the net carrying amount of the liability component and (2) the unamortized debt issuance costs of $1.0 million.

4.	Allocated the remaining settlement consideration to the reacquisition of the equity component and recorded and recognized that amount as a reduction of shareholders’ equity.

5.	Expensed $0.4 million of transaction costs incurred with third parties other than the investors that directly related to the settlement of the Convertible Senior Notes.

In connection with the conversions during the second quarter of 2015, the Company issued total settlement consideration of $169.7 million, composed of the issuance of 5,301,450 shares (based on the original terms of the convertible notes) equal to a value of $165.1 million and a cash payment of $4.6 million to induce conversion. The Company also made a $0.4 million payment to cover accrued and unpaid interest through the conversion date. Under the inducement guidance discussed in ASC 470-20-40-26, the Company accounted for the conversions as follows:

1.	Recognized in the statement of comprehensive income an inducement charge of $4.6 million equal to the difference between (1) the fair value of the consideration delivered to the investors of $169.7 million (shares and the inducement cash) and (2) the fair value of the consideration issuable under the original conversion terms of $165.1 million (the value of the shares issued).

2.	Allocated $27.6 million of the settlement consideration to the extinguishment of the liability component, which was equal to the fair value of that component immediately before extinguishment. The Company determined the fair value of the Convertible Senior Notes immediately before extinguishment by using a third-party valuation report and other considerations.

3.	Recognized in the statement of comprehensive income a loss on debt extinguishment of $5.3 million calculated as the sum of (1) the difference of $4.4 million between the fair value of the Convertible Senior Notes prior to conversion (discussed above) and the net carrying amount of the liability component and (2) the unamortized debt issuance costs of $0.9 million.

4.	Allocated the remaining settlement consideration to the reacquisition of the equity component and recorded and recognized that amount as a reduction of shareholders’ equity.

5.	Expensed $0.3 million of transaction costs incurred with third parties other than the investors that directly related to the settlement of the Convertible Senior Notes.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 7, 2016

Notes to Unaudited Condensed Consolidated Financial Statements

Note 4: Inventories, page 14

4.	Describe for us the method by which amounts are removed from inventories (e. g., average cost, first-in, first-out, last-in, first-out, estimated average cost per unit).

Regarding the $161.9 million “step-up” in inventory recorded in connection with the Crealta acquisition, tell us the period over which you are amortizing the $161.9 million and how amortization of this “step-up” complies with GAAP and results in stating inventory at the lower of cost using your method by which amounts are removed from inventories or net realizable. Further, tell us the difference at March 31, June 30 and September 30, 2016 between the cost you reflect in your financial statements of the acquired inventory that incorporates amortizing the $161.9 million “step up” and the cost of the acquired inventory had it been based on actual usage using your method by which amounts are removed from inventories.

Response

The Company’s inventories are stated at the lower of cost or market value, using the first-in, first-out convention, as disclosed in Note 2 Summary of Significant Accounting Policies in its 2015 Form 10-K.

This policy is applied to all inventory, including inventory that is “stepped up” in connection with acquisitions. The removal or “amortization” of the inventory “step up” is recorded in the Condensed Consolidated Statement of Comprehensive Income (Loss) based on actual sales, or usage, of the inventory in the relevant period, using the first-in, first-out convention.

As such, the cost of the acquired inventory at March 31, June 30 and September 30, 2016 that incorporates amortization of the “step up” is stated at the lower of cost or market value, based on actual sales, or usage, using the first-in, first-out convention.

In response to the Staff’s comment, we will add the following sentence to our inventories accounting policy description in Note 2 of our future annual reports:

“The amortization of any step up in value for acquired inventory is recorded in the Consolidated Statement of Comprehensive Income (Loss) based on actual sales, or usage, using the first-in, first-out convention.”

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 224-383-3263 or via email at phoelscher@horizonpharma.com.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer

cc: Timothy P. Walbert